UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NaaS Technology Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.01 per share

(Title of Class of Securities)

62955X102(1)

(CUSIP Number)

Newlinks Technology Limited

Zhen Dai

Yang Wang

Weilin Sun

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, 100024, People’s Republic of China

Tel: +86 (10) 8551 1066

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

(1) CUSIP number 62955X102 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the Nasdaq Capital Market under the symbol “NAAS.” Each ADS represents 10 Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62955X102	Page 2 of 8 Pages

1	Names of Reporting Persons Newlinks Technology Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,647,547,772 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,647,547,772 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,647,547,772 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 70.3%. The voting power of the shares beneficially owned represented 88.4% of the total outstanding voting power.(2)
14	Type of Reporting Person (See Instructions) CO

Notes:

(1)

Consists of (a) 248,888,073 Class B ordinary shares of the Issuer held by Newlinks Technology Limited (“Newlink”); and (b) 1,398,659,699 Class C ordinary shares of the Issuer held by Newlink. Newlink directly holds such Class B ordinary shares and Class C ordinary shares, with the voting power of all Class B ordinary shares controlled by Zhen Dai and the voting power of Class C ordinary shares controlled by shareholders of Newlink other than Zhen Dai on a look-through basis proportional to those shareholders’ relative shareholding percentage in Newlink. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Newlink is an exempted company with limited liabilities incorporated under the laws of the Cayman Islands. Directors and executive officers of Newlink beneficially owning more than 1% of its outstanding shares include Zhen Dai, Yang Wang and Weilin Sun. Principal beneficial owners of the shares of Newlink, meaning shareholders beneficially owning more than 5% of its outstanding shares, include Zhen Dai, entities affiliated with Joy Capital (namely Joy Vigorous Management Limited, Joy Capital III L.P. and Joy Capital Opportunity, L.P., and collectively referred to as the “Joy Capital”) and BCPE Nutcracker Cayman, L.P. The registered address of Newlink is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(2)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,344,348,963 issued and outstanding ordinary shares (consisting of 696,801,191 Class A ordinary shares, 248,888,073 Class B ordinary shares and 1,398,659,699 Class C ordinary shares) of the Issuer as of October 17, 2023 as a single class, which exclude Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power of the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of October 17, 2023. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

CUSIP No. 62955X102	Page 3 of 8 Pages

1	Names of Reporting Persons Zhen Dai
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 32,334,091 (1)
	8	Shared Voting Power 248,888,073 (2)
	9	Sole Dispositive Power 32,334,091 (1)
	10	Shared Dispositive Power 248,888,073 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 281,222,164 (3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.8%. The voting power of the shares beneficially owned represented 41.9% of the total outstanding voting power.(4)
14	Type of Reporting Person (See Instructions) IN

Notes:

(1)	Represents 32,334,091 Class A ordinary shares underlying certain options issued to Zhen Dai, which have become vested.
(2)

Represents 248,888,073 Class B ordinary shares of the Issuer directly held by Newlink. Newlink directly holds such Class B ordinary shares, with the voting power of all Class B ordinary shares controlled by Zhen Dai.

(3)	Consists of the 32,334,091 Class A ordinary shares and the 248,888,073 Class B ordinary shares described in notes (1) and (2) above.
(4)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,344,348,963 issued and outstanding ordinary shares (consisting of 696,801,191 Class A ordinary shares, 248,888,073 Class B ordinary shares and 1,398,659,699 Class C ordinary shares) of the Issuer as of October 17, 2023 as a single class, which exclude Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power of the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of October 17, 2023. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

CUSIP No. 62955X102	Page 4 of 8 Pages

1	Names of Reporting Persons Yang Wang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 32,443,045 (1)
	8	Shared Voting Power 38,349,303 (2)
	9	Sole Dispositive Power 32,443,045 (1)
	10	Shared Dispositive Power 38,349,303 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 70,792,348 (3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.0%. The voting power of the shares beneficially owned represented 1.8% of the total outstanding voting power.(4)
14	Type of Reporting Person (See Instructions) IN

Notes:

(1)	Represents 32,443,045 Class A ordinary shares underlying certain options issued to Yang Wang, which have become vested.
(2)

Represents 38,349,393 Class C ordinary shares of the Issuer directly held by Newlink. Newlink directly holds all Class C ordinary shares of the Issuer, with the voting power of Class C ordinary shares controlled by shareholders of Newlink other than Zhen Dai on a look-through basis proportional to those shareholders’ relative shareholding percentage in Newlink. As of October 17, 2023, Yang Wang, through Young King Luck Holding Limited, held 9,665,588 ordinary shares of Newlink. Young King Luck Holding Limited is 100% beneficially owned by Yang Wang. The registered address of Young King Luck Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110 British Virgin Islands.

(3)	Consists of the 32,443,045 Class A ordinary shares and the 38,349,393 Class C ordinary shares described in notes (1) and (2) above.
(4)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,344,348,963 issued and outstanding ordinary shares (consisting of 696,801,191 Class A ordinary shares, 248,888,073 Class B ordinary shares and 1,398,659,699 Class C ordinary shares) of the Issuer as of October 17, 2023 as a single class, which exclude Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power of the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of October 17, 2023. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

CUSIP No. 62955X102	Page 5 of 8 Pages

1	Names of Reporting Persons Weilin Sun
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,903,550 (1)
	8	Shared Voting Power 30,305,208 (2)
	9	Sole Dispositive Power 8,903,550 (1)
	10	Shared Dispositive Power 30,305,208 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,208,758 (3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%. The voting power of the shares beneficially owned represented 1.2% of the total outstanding voting power.(4)
14	Type of Reporting Person (See Instructions) IN

Notes:

(1)	Represents 8,903,550 Class A ordinary shares underlying certain options issued to Weilin Sun, which have become vested.
(2)

Represents 30,305,208 Class C ordinary shares of the Issuer directly held by Newlink. Newlink directly holds all Class C ordinary shares of the Issuer, with the voting power of Class C ordinary shares controlled by shareholders of Newlink other than Zhen Dai on a look-through basis proportional to those shareholders’ relative shareholding percentage in Newlink. As of October 17, 2023, Weilin Sun, through Phoenix Sun Luck Tech Limited, held 7,638,148 ordinary shares of Newlink. Phoenix Sun Luck Tech Limited is 100% beneficially owned by Weilin Sun. The registered address of Phoenix Sun Luck Tech Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110 British Virgin Islands.

(3)	Consists of the 8,903,550 Class A ordinary shares and the 30,305,208 Class C ordinary shares described in notes (1) and (2) above.
(4)

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,344,348,963 issued and outstanding ordinary shares (consisting of 696,801,191 Class A ordinary shares, 248,888,073 Class B ordinary shares and 1,398,659,699 Class C ordinary shares) of the Issuer as of October 17, 2023 as a single class, which exclude Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power of the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of October 17, 2023. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances.

Explanatory Note

This Amendment No. 1 to Schedule 13D is filed by the undersigned to amend the statement on Schedule 13D, filed on June 23, 2022 (the “Original Filing”).

Except as provided herein, this statement does not modify any of the information previously reported on the Original Filing. Capitalized terms used but not defined in this statement have the meanings ascribed to them in the Original Filing.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end:

On October 17, 2023, Zhen Dai transferred, by way of deeds of gift substantially in the form filed as Exhibit C hereto, options to purchase a total of 80,000,000 Class A ordinary shares of the Issuer to two family members. Upon such transfer, Zhen Dai expressly disclaims beneficial ownership of the shares underlying the transferred options.

On October 17, 2023, Yang Wang transferred, by way of a deed of gift substantially in the form filed as Exhibit C hereto, options to purchase a total of 5,000,000 Class A ordinary shares of the Issuer to a family member. Upon such transfer, Yang Wang expressly disclaims beneficial ownership of the shares underlying the transferred options.

The foregoing description of the option transfer does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Deed of Gift, which is filed as Exhibit C hereto.

Item 5. Interest in Securities of the Issuer

Items 5(a) of the Original Filing is hereby amended and restated in its entirety as follows:

(a) and (b):

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 2,344,348,963 issued and outstanding ordinary shares (consisting of 696,801,191 Class A ordinary shares, 248,888,073 Class B ordinary shares and 1,398,659,699 Class C ordinary shares) of the Issuer as of October 17, 2023 as a single class, which exclude Class A ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under the Issuer’s share incentive plans. The percentage of voting power is calculated by dividing the voting power of the Reporting Person by the voting power of all of the Issuer’s holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares as a single class as of October 17, 2023. Holders of Class A ordinary shares are entitled to one vote per share. Holders of Class B ordinary shares and Class C ordinary shares are entitled to ten votes per share and two votes per share, respectively. Each Class B ordinary share and each Class C ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, subject to certain conditions. Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. The calculations exclude additional Class A ordinary shares (including as represented by ADSs) issuable upon the conversion of the convertible notes the issuer issued to LMR Multi-Strategy Master Fund Limited or issuable to existing shareholders of Charge Amps AB as part of the consideration payable for the issuer’s acquisition of Charge Amps AB, as previously reported by the issuer.

(c): Except as disclosed in this Schedule 13D, none of the Reporting Persons or, to the best of their knowledge, any of the directors and executive officers of Newlink, has effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d): Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.

(e): Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

Two Deeds of Gift substantially in the form filed as Exhibit C hereto were entered into on October 17, 2023 by and between Zhen Dai and the respective family members, as described in Item 4. A Deed of Gift substantially in the form filed as Exhibit C hereto was entered into on October 17, 2023 by and between Yang Wang and a family member, as described in Item 4.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Items 7 of the Original Filing is hereby amended and restated in its entirety as follows:

Exhibit No.	Description

A*	Joint Filing Agreement dated June 23, 2022 by and between the Reporting Persons

B*	Merger Agreement dated February 8, 2022 by and between RISE Education Cayman Ltd, Dada Auto Inc., Dada Merger Sub Limited and Dada Merger Sub II Limited (incorporated by reference to Annex A to the proxy statement furnished as Exhibit 99.2 to current report on Form 6-K furnished by the Issuer to the SEC on April 4, 2022)

C	Form of Deed of Gift entered into by and between (i) Zhen Dai and his family members on October 17, 2023 and (ii) Yang Wang and her family member on October 17, 2023

*	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2023

Newlinks Technology Limited

By:	/s/ Zhen Dai
Name: Zhen Dai
Title: Director

Zhen Dai

/s/ Zhen Dai

Yang Wang

/s/ Yang Wang

Weilin Sun

/s/ Weilin Sun